Exhibit 99.3

ICI BOARD APPOINTMENTS

Following a meeting of the ICI Board in London today, the following announcements have been made:-

RETIREMENT OF LORD TROTMAN AND APPOINTMENT OF PETER ELLWOOD

Lord Trotman has indicated his wish to retire as Chairman from the end of this year. He will be succeeded by Deputy Chairman Peter Ellwood, as was announced on June 27, 2003.

Mr Ellwood who was formerly Group Chief Executive of Lloyds TSB Group PLC and is Chairman of the UK Royal Parks Advisory Board and Chairman of The Work Foundation of Great Britain will take up his new role on January 1, 2004.

Senior Non-Executive Director Lord Butler said, "Lord Trotman has successfully steered the Board of ICI through some very difficult times. We are very grateful for his positive influence throughout his period on the Board and particularly during the past two years as Chairman. While the Group still faces challenges, strong new leadership has been put in place and there is a clear recovery programme in train.

"It is now the appropriate time to make the orderly transition to the next Chairman and the Board looks forward to working under Peter Ellwood's leadership to realise the Group's potential."

APPOINTMENT OF NEW EXECUTIVE DIRECTOR

David Hamill has been invited to join the ICI Board as an Executive Director and has been appointed as Chairman and Chief Executive of ICI Paints. Mr Hamill joins ICI from Royal Philips Electronics where he is a member of the Group Management Committee.

Mr Hamill, who has broad experience in international business, has held senior management roles in Europe and Asia where he gained production, commercial, marketing and finance experience. He has a strong track record of leadership in global businesses and in working with large retail groups.

Born in Airdrie, Scotland in 1957, David Hamill graduated from Strathclyde University with an honours degree in production engineering and management. After working for Honeywell and general Instruments, he joined Philips Semiconductors as product manager in 1986. Two years later he was appointed plant director of Philips Hazel Grove, UK.

In 1990 he became business group manager Power Semiconductors and three years later he was appointed senior vice-president of Philips Lighting Asia-Pacific responsible for its activities in China and Hong Kong. In 1996, he became president of Philips Lighting Asia-Pacific.

ICI Group Headquarters
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Mr Hamill was appointed executive vice-president of Philips Lighting and CEO of the Lamps business group in1998 and chairman of the LumiLeds Board in 1999. He became president and chief executive officer of Philips Lighting from May 2001 and at the same time was appointed a member of the Group Management Committee of Royal Philips Electronics. He will take up his new role at ICI with effect from December 8, 2003.

ICI Chairman Lord Trotman said" I am delighted to welcome David Hamill to the Board of ICI. His energy and vigour allied to his broad international business experience will further strengthen the senior management team taking ICI forward."

- Ends -

October 21, 2003

ICI is one of the world's largest producers of specialty products and paints. It is a global leader in creating, developing, making and marketing ingredients for foods and personal care, adhesives, specialty polymers, electronic materials, fragrances and flavours. Together with its traditional strengths in paints, ICI is a major player in the worldwide development of sensory products. Products made by ICI are the vital ingredients that add value to its customers' products and processes. ICI has 36,000 employees worldwide, and had sales in 2002 of more than £6 billion. Further information can be found on ICI's website – www.ici.com

ICI Paints is a leading international paint business with a particularly wide geographic spread. With some of the world's leading paint and decorative product brands, serving both the professional and DIY markets, ICI Paints has products to prepare and care for all building materials. The business also provides coatings for cans and packaging. The business is headquartered in the UK and operates manufacturing sites in 25 countries. ICI Paints had sales of more than £2 billion in 2002.

ICI Group Headquarters
Corporate Communications
20 Manchester Square London W1U 3AN Telephone 020 7009 5000 Fax 020 7009 5001 Web http://www.ici.com
Imperial Chemical Industries PLC Registered in England No 218019 Registered Office 20 Manchester Square London W1U 3AN